Stifel, Nicolaus & Company, Incorporated

April 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Karat Packaging Inc.

Registration Statement on Form S-1

File No. No. 333-253270

Acceleration Request

Requested Date:        April 14, 2021

Requested Time:       4:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of Karat Packaging Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time (US), on April 14, 2021, or at such later time as the Company or its outside counsel, Akerman LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 750 copies of the Preliminary Prospectus dated April 6, 2021 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting on behalf of itself and the several Underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Justin P. Bowman
Justin P. Bowman, Managing Director